Appendix 1: Qualified Person’s Certificate

CERTIFICATE of QUALIFIED PERSON - CHARLES J MULLER

I, Charles J. Muller, BSc. (Hons), do hereby certify that:

1.	I am currently employed as a Director by:

Minxcon (Pty) Ltd
Block I, Knightsbridge Manor,
33 Sloane Street, Bryanston, 2021

2.	I graduated from the Rand Afrikaanse University (BSc. (1988) and BSc. Hons (1992)).

3.	I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP), registration number 400201/04.

4.	I have worked as a geoscientist for a total of eighteen years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with the professional associations (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I have visited the property on numerous occasions and in particular viewed the core and discussed the technical issues and geology of the project with Willie Visser, T. Botha and John Gould of Platinum Group Metals RSA (Pty) Ltd. during 2007, leading up to the compilation of the report referenced herein.

7.
I am responsible for the preparation of the report “Competent Persons Report on Project Area 1 and 1A of the Western Bushveld Joint Venture (WBJV) located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Report”).

8.
The Report was completed using a dataset compiled from technical data collected during this assessment phase by Platinum Group Metals (RSA) (Pty) Ltd.  Although the dataset is the responsibility of Platinum Group Metals (RSA) (Pty) Ltd., I have taken reasonable steps to provide comfort that the dataset is accurate and reliable.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.

10.	I am independent of the issuer, PTM, applying all of the tests in Section 1.5 of NI 43-101.

11.	I am familiar with the type of deposit found in the area visited and have been involved in similar evaluations and technical compilations.

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

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Charles Johannes Muller                                                                            Dated the 7th day of October 2007
BSc. (Hons), Pr. Sc. Nat